June 18, 2012

VIA EDGAR

William H. Thompson
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    NV Energy, Inc.
  Nevada Power Company
  Sierra Pacific Power Company
  Form 10-K for Fiscal Year Ended December 31, 2011
  Filed February 24, 2012
  File Nos. 1-08788, 2-28348 and 0-00508

Dear Mr. Thompson:

NV Energy, Inc. (“the Company”) has received your letter dated June 5, 2012 with respect to the review by the Staff of the Securities and Exchange Commission (“SEC”) of the above-referenced filing.

For your convenience, each of the numbered comments in your letter are repeated in this letter (boldface type) with the Company’s responses set forth immediately below each such comment.

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Management’s  Discussion  and  Analysis  of  Financial  Condition  and  Results  of  Operations,  page 40

1.
You identify a number of factors contributing to changes in consolidated net income for each year under the “Overview of Major Factors Affecting Results of Operations” subheading on page 43.  You also identify significant factors contributing to changes in gross margin, operating revenues, energy costs, other operating expenses and other income (expense) in your discussion and analysis of results of operations of Nevada Power Company and Sierra Pacific Power Company.  Please tell us your consideration of disclosing the extent to which consolidated net income and components of revenues and expenses, as applicable, was affected by each of the factors you describe in these sections.  Refer to Item 303(a)(3)(i) of Regulation S-K.

Company Response:

Historically, the Company has described the factors that contributed to changes in consolidated net income, as well as gross margin, operating revenues, energy costs, other operating expenses and other income (expense), and has listed such factors in relative order of importance; however, the Company has not specifically quantified each factor.  We acknowledge your comment and in future filings to the extent such factors contributed to changes in consolidated net income and components of revenues and expenses, the Company will quantify those amounts which may include cross reference to other areas in the document that could provide more detailed information.  We have provided sample disclosure language for consolidated net income below; and in future filings, the Company will similarly quantify factors contributing to changes in components of revenues and expenses:

“The decrease in consolidated net income is primarily due to the completion of the expansion at the Harry Allen Generating Station in May 2011, which resulted in a decrease in AFUDC of $XXX million, an increase in depreciation expense of $XXX million and other operating and maintenance costs of $XXX million and $XXX million, respectively, which were not recovered in rates. As a result of the PUCN’s final order on NPC’s 2011 GRC, costs associated with Harry Allen Generating Station are included in rates as of January 1, 2012. See Note 3, Regulatory Actions, for further discussion of NPC’s GRC. Further contributing to the decrease in consolidated net income is a decrease in gross margin of $XXX million, adjustments as a result of the PUCN final order on NPC’s 2011 GRC of $XXX million, performance pay adjustments of $XXX million, maintenance at Reid Gardner Generating Station of $XXX million, an adjustment for revenue recorded in 2010 as a result of the PUCN’s final decision on the EEIR rate of $XXX million and the recognition of $XXX million in income in 2010 for the sale of Independence Lake and approximately $XXX million in legal settlements. Partially offsetting these decreases in consolidated net income was a favorable settlement in 2011 with a vendor on a long term service agreement for the Higgins Generating Station of approximately $XXX million, which was accrued for in the third quarter 2010. Further offsetting the decrease in consolidated net income was a decrease in interest expense and reduced operating expenses of $XXX million as discussed later in NPC’s and SPPC’s respective sections.”

Notes to Financial Statements, page 104

Note 8. Debt Covenant and Other Restrictions, page 127
Dividends from Subsidiaries, page 127

2.
We note the disclosure in the first paragraph on page 128 that: (i) certain agreements entered into by the Utilities set restrictions on the amount of dividends they may declare and pay, but those restrictions are suspended and no longer in effect so long as the debt remains investment grade by S&P and Moody’s; and (ii) you do not believe the Federal Power Act would be construed or applied by the FERC to prohibit the payment of dividends by the Utilities.  However, it appears based on your disclosure in the last paragraph on page 127 that the amount of dividends that the Utilities may declare and pay is also impacted by the state utility commission.  As such, please tell us the specific provisions of the state utility commission which impact the amount of dividends that the Utilities may declare and pay and how these provisions impact the computation of restricted net assets of subsidiaries.  In responding to the comment, please tell us the amount of restricted net assets of subsidiaries, as defined in Rule 4-08(e)(3) of Regulation S-X as of the end of the most recently completed fiscal year and how you computed the amount.  If restricted net assets of the Utilities exceed 25 percent of NVE’s consolidated net assets, please provide the disclosures required by paragraphs 3(i) and (ii) of Rule 4-08(e) of Regulation S-X and Schedule I prescribed by Rule 12-04 of Regulation S-X as required by Rule 5-04 of Regulation S-X.  Please note the requirement to provide Schedule I is premised on the fact that holding companies of subsidiaries subject to some degree of regulation may not exercise the level of control which consolidated financial statements lead users to presume.  The cited industries in ASR 302 are banking and insurance but such guidance applies to any holding company in which the ability to transfer net assets to the parent is limited.  Thus please ensure your response comprehends the spirit upon which the Rule is based.

Company Response:

During 2002-2006, the state utility commission believed it was necessary to protect the ratepayers by imposing a dividend restriction on the Utilities as a result of concern with their financial condition.  However, in 2007, as a result of our improved financial condition the state utility commission removed the restriction.  As of December 31, 2011, there are no dividend restrictions imposed by the state utility commission, nor do any current restrictions exist.  As such, we did not consider the net assets of the Utilities to be restricted as of December 31, 2011, and therefore no Schedule I was required.

We retained language in Note 8, Debt Covenant and Other Restrictions and in Management’s Discussion and Analysis to alert investors that such restrictions are possible. However, we acknowledge that the wording in Note 8, Debt Covenant and Other Restrictions may lead the investor to believe that there is a current restriction.  Therefore, we propose in future filings we add to our disclosure the following sentence: “While the Public Utilities Commission of Nevada has in the past imposed a dividend restriction, as of December 31, 2011, there were no dividend restrictions."

Note 11. Retirement Plan and Post-Retirement Benefits, page 135

3.	Please tell us why pension benefits paid as disclosed in the table of changes in plan assets differs from the amounts disclosed in the table of changes in pension benefit obligations.

Company Response:

In response to the Staff’s comment, the pension benefits paid as disclosed in the table of changes in plan assets differs from the amounts disclosed in the table of changes in pension benefit obligations due to benefit payments recognized by the pension actuary which differed from the actual payments made by the trustee bank that were transferred to the third-party administrator in order to facilitate timely benefit payments to participants.  Because this occurred over a period end, a difference resulted in the financial footnote disclosure of benefits paid.  Management determined that this difference did not materially misstate the financial footnote disclosure and that the correct funded status was reflected in the financial statements.  In our 2012 10-K, the Company proposes to provide the following footnote disclosure for the 2011 difference as follows: “The difference between benefits paid in the table of changes in pension obligations and the table of changes in plan assets is due to a difference in benefit payments recognized by the pension actuary from the actual benefit payments made by the trustee bank in order to facilitate timely benefit payments to participants.”

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In providing the above referenced responses, the Company makes the following representations:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (702) 402-5690 if you have additional questions or comments.

Sincerely,

/s/  Paul J. Kaleta

Paul J. Kaleta
Senior Vice President
General Counsel